[redacted]

09058457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49331

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cutler Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

636 East Atlantic Avenue, Suite 205
(No. and Street)

Delray Beach	Florida	33483
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glenn Cutler 561-279-7471
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein, Zugman, Weinstein & Poole, LLC
(Name – *if individual, state last, first, middle name*)

4875 North Federal Highway, Fourth Floor,	Fort Lauderdale,	FL	33308-4610
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 1 3 2009
THOMSON REUTERS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2009
BRANCH OF REGISTRATIONS AND
05 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Cutler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cutler Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

MARK L. JONES
MY COMMISSION # DD 506078
EXPIRES: January 10, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUTLER SECURITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

AND INDEPENDENT AUDITORS' REPORT

CUTLER SECURITIES, INC.
TABLE OF CONTENTS
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.
Howard E. Hammer, C.P.A., P.A.
George F. Horvath, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Christopher Parsotan, C.P.A.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 16, 2009

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Cutler Securities, Inc.
Delray Beach, Florida

We have audited the accompanying statement of financial condition of Cutler Securities, Inc., as of December 31, 2008 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cutler Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392 1521 • www.gzwpcpa.com

CUTLER SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$4,082,623
Deposit with clearing broker	100,000
Prepaid expenses	668
Deposits	1,692
TOTAL ASSETS	$4,184,983

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 129,679
STOCKHOLDER'S EQUITY	
Common stock, par value $.02 per share; 100,000 shares authorized, 520 shares issued and outstanding	10
Additional paid-in capital	221,722
Retained earnings	3,833,572
Total Stockholder's Equity	4,055,304
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$4,184,983

The accompanying notes are an integral part of these financial statements.

CUTLER SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Trading profits	$3,758,140
EXPENSES	
Officer salary and taxes	112,910
Brokerage and clearing	38,315
Quotations, research and regulatory fees	179,958
General and administrative	166,458
Telephone	5,449
Professional fees	11,700
Rent	25,257
Total Expenses	540,047
Income From Operations	3,218,093
OTHER INCOME	
Interest income	29,771
NET INCOME	$3,247,864

The accompanying notes are an integral
part of these financial statements.

CUTLER SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances – January 1, 2008	$10	$221,722	$1,116,635	$1,338,367
Net income			3,247,864	3,247,864
Distributions to stockholder			(530,927)	(530,927)
BALANCES - DECEMBER 31, 2008	$10	$221,722	$3,833,572	$4,055,304

The accompanying notes are an integral part of these financial statements.

CUTLER SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$3,247,864
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in receivable from clearing broker	86,512
Increase in accounts payable and accrued expenses	119,012
Total Adjustments	205,524
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,453,388
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to stockholder	(530,927)
NET INCREASE IN CASH	2,922,461
CASH – January 1, 2008	1,160,162
CASH – December 31, 2008	$4,082,623

The accompanying notes are an integral part of these financial statements.

CUTLER SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Cutler Securities, Inc. (the "Company") is a general securities broker/dealer registered in Florida. The Company is a fully disclosed introducing discount broker/dealer.

Revenue Recognition

Revenue is derived from trades introduced to the clearing broker, who completes the transactions with the customers and subsequently remits a commission to the Company. Also, the Company derives revenue from proprietary trades. Income from securities transactions and related expenses are recorded on the settlement date.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code; to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2008, the Company's "Net Capital" was $4,022,924 and "Required Net Capital" was $100,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2008, the Company's ratio was .03 to 1.

NOTE 3 - CLEARING ARRANGEMENTS

The Company clears on a fully-disclosed basis through First Southwest Company. Pursuant to the clearing agreement, the Company is required to maintain a certain minimum capital with the clearing broker dealer in the form of cash. The level is agreed upon from time to time based on the nature of the clearing activities. As of December 31, 2008, the aggregate required level under the clearing agreement was $100,000.

NOTE 4 - COMMITMENTS

The Company leases office space under a lease that expired November 30, 2008. The Company is currently leasing office space on a month-to-month basis.

The Company has entered into an agreement to lease an automobile that expires in 2011. The future minimum lease payments under the non-cancellable agreement as of December 31, 2008 are as follows:

2009	$15,390
2010	15,390
2011	3,848
	$34,628

NOTE 5 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and receivables from the clearing broker.

The Company maintains a cash balance in a financial institution located in Miami, Florida. The balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2008, the Company had an uninsured cash balance of $2,331,609.

The Company maintains a $100,000 deposit and a cash balance of $1,501,014 in a firm deposit account with its clearing broker. These amounts are insured by the Securities Investor Protection Corporation (SIPC).

SUPPLEMENTARY INFORMATION

CUTLER SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL	
Total stockholder's equity qualified for net capital	$4,055,304
Allowable liabilities subordinated to claims of general creditors	0
Total Equity Capital and Allowable Subordinated Liabilities	4,055,304
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Prepaid expenses	668
Deposits	1,692
Total Non-Allowable Assets From Financial Statements	2,360
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	4,052,944
HAIRCUTS ON SECURITIES	30,020
NET CAPITAL	4,022,924
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	100,000
EXCESS NET CAPITAL	$3,922,924
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$126,679
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.03 to 1

There were no material differences between the Computation of Net Capital under Rule 15c3-1 as shown in the accompanying audit report and the corresponding unaudited Focus Report Part II A filed by the Company for the quarter ended December 31, 2008.

CUTLER SECURITIES, INC.
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

The Company had no liability subordinated to claims of general creditors as of January 1, 2008. In addition, there were none in existence during the year ended December 31, 2008 and, accordingly, there are no changes to report.

CUTLER SECURITIES, INC.
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Cutler Securities, Inc. is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities. Cutler Securities, Inc. was in compliance with the conditions of exemption.

CUTLER SECURITIES, INC.
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

As of December 31, 2008, Cutler Securities, Inc. had no credit items that would result in a reserve requirement.

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.

Howard E. Hammer, C.P.A., P.A.
George F. Horvath, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Christopher Parsotan, C.P.A.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 16, 2009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER – DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholder
Cutler Securities, Inc.
Delray Beach, Florida

In planning and performing our audit of the financial statements of Cutler Securities, Inc. (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392 1521 • www.gzwpcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN
WEINSTEIN & POOLE, LLC

END